

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 28, 2007

By U.S. Mail and Facsimile

Mr. Frank T. Kane
Chief Financial Officer
Chromcraft Revington, Inc.
1330 Win Hentschel Blvd.
Suite 250
West Lafayette, IN 47906

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **File No. 001-13970**

Dear Mr. Kane:

We have reviewed your Amendment No. 1 to Form 10-K, filed August 17, 2007, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

General

1.   Please amend your Form 10-K/A to include Item 15, Exhibits and Financial Statement Schedules, in its entirety. As required by Exchange Act Rule 12b-15, an amendment should contain the complete text of the item being amended. Therefore, a change in the text of your "Notes to Consolidated Financial Statements" requires resubmission of all of Item 15.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief